UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-31349

THOMSON REUTERS CORPORATION

(Translation of registrant’s name into English)

19 Duncan Street

Toronto, Ontario M5H 3H1, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION
(Registrant)

By:	/s/ Jennifer Ruddick
	Name:	Jennifer Ruddick
	Title:	Deputy Company Secretary

Date: April 28, 2026

EXHIBIT INDEX

Exhibit Number	Description

99.1	News release dated April 28, 2026 – Thomson Reuters Announces Voting Results of Return of Capital and Share Consolidation Transactions

99.2	Report of Voting Results